April 24, 2017

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	National Western Life Group, Inc
Form 10-K for the year ended December 31, 2016
Filed March 10, 2017
File No. 000-55522

Dear Mr. Rosenberg:

The following responses are provided with respect to your comment letter dated April 7, 2017, for the filing noted above. The responses are in the same order as in your letter.

Notes to Consolidated Financial Statements

Note 1: Summary of Significant Accounting Policies
(C) Investments, page 93

1.
It appears from your disclosure in the fourth paragraph of this section that you utilize a retrospective approach in applying the effective interest method for changes in prepayment estimates for your mortgage and asset-backed securities investments. Please tell us why you do not account for at least some portion of changes in prepayment estimates using a prospective approach, given that only 22.8% of all your investments in debt securities are of “high credit quality,” according to your tabular disclosure on page 56. Reference for us the authoritative literature you rely upon to support your accounting.

Company Response.  We acknowledge the above comment regarding the applicability of the prospective approach to these securities. However, the population of mortgage-backed and asset-backed securities in our portfolios that would be subject to the prospective method is fairly immaterial. At December 31, 2016 and 2015, the book value of our mortgage-backed and asset-backed securities approximated $1.40 billion and $1.54 billion, respectively. Of these amounts, 98.8% and 98.1% were rated “AA” or higher. The non-highly rated securities at December 31, 2016, had a book value of $17.1 million, a par value of $18.6 million, and a fair market value of $18.7 million. The aggregate net discount position of these securities was approximately $1.6 million.

Since we did not adjust prepayment speeds at any time during the three-year period ended December 31, 2016, in future filings we will add to our disclosure of significant accounting policies in this area a discussion of the prospective approach and its applicability to the Company’s financial statements for the periods being reported upon.

Note 10: Stockholders’ Equity
(B) Dividend Restrictions, page 128

2.
With your October 1, 2015 holding company reorganization whereby your insurance operations now appear to be subsidiaries of your current holding company, please tell us why you do not provide the parent-only financial information under Schedule II identified in Rule 7-05 of Regulation S-X.

Company Response.  The ability of National Western Life Insurance Company (insurance company) to transfer loans, advances, or dividends to National Western Life Group, Inc. (registrant) is subject to limitations imposed by the insurance department of the State of Colorado (state of domicile) such that the requirements of providing Schedule II in accordance with Regulation S-X are applicable to our annual filing on Form 10-K.

Accordingly, we commit to including Schedule II in our 2017 Form 10-K. Attached to this response is a mock-up of the required Schedule II using data for the three-year period ended December 31, 2016 (note that data for calendar year 2014 does not apply given the registrant’s commencement date of October 1, 2015). We would appreciate any feedback you may have regarding the appropriateness of this format.

We acknowledge that the Company is responsible for the adequacy and accuracy of disclosures in our filings and that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

If you have additional questions or need further clarification on either of these items please do not hesitate to contact me.

Sincerely,

/S/Brian M. Pribyl
Brian M. Pribyl
Senior Vice President
Chief Financial Officer & Treasurer

Attachment

National Western Life Group, Inc.
Schedule II
Condensed Financial Information of Registrant
Condensed Statements of Financial Position as of December 31, 2016 and 2015
(Parent Company Only)
(in thousands)

	2016	2015

ASSETS
Investment in subsidiaries	$1,600,126	1,600,630
Cash and cash equivalents	1,270	1,501
Federal income tax receivable	1,176	168
Deferred Federal income tax asset	399	—
Other assets	413	441

Total assets	$1,603,384	1,602,740

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
Due to subsidiaries	$608	—
Deferred Federal income tax liability	—	131
Other liabilities	4,392	2,494

Total liabilities	5,000	2,625

Stockholders' Equity:
Common Stock:
Class A - $.01 par value in 2016 and 2015; 7,500,000 shares authorized; 3,436,166 issued and outstanding in 2016 and 2015	34	34
Class B - $.01 par value in 2016 and 2015; 200,000 shares authorized, issued, and outstanding in 2016 and 2015	2	2
Additional paid-in capital	1,585,175	1,585,175
Retained earnings	13,173	14,904

Total stockholders’ equity	1,598,384	1,600,115

Total liabilities and stockholders' equity	$1,603,384	1,602,740

See Notes to Condensed Financial Information of Registrant

National Western Life Group, Inc.
Schedule II
Condensed Financial Information of Registrant
Condensed Statements of Operations for the Years Ended December 31, 2016 and 2015
(Parent Company Only)
(in thousands)

	2016	2015

Revenues:
Dividend income from subsidiaries	$3,000	19,054

Total revenues	3,000	19,054

Expenses:
Other operating expenses	4,493	2,779

Total expenses	4,493	2,779

Earnings/(loss) before Federal income taxes	(1,493)	16,275
Income taxes/(benefit)	(1,539)	(37)

Earnings/(loss) before equity in earnings of affiliates	(3,032)	16,238
Equity in earnings of affiliates	(504)	(135)

Net earnings	$(3,536)	16,103

See Notes to Condensed Financial Information of Registrant

National Western Life Group, Inc.
Schedule II
Condensed Financial Information of Registrant
Condensed Statements of Cash Flows for the Years Ended December 31, 2016 and 2015
(Parent Company Only)
(in thousands)

	2016	2015

Cash flows from operating activities:
Net earnings	$(458)	16,177
Adjustments to reconcile net income to cash provided by operating activities:
Earnings of Subsidiaries	504	135
Dividend from subsidiaries for non cash assets	—	(15,554)
Depreciation and amortization	30	7
Change in:
Federal income tax, net	(1,008)	(168)
Deferred Federal income tax	(530)	131
Due to/from subsidiaries, net	608	—
Other, net	1,896	2,046

Cash flows from operating activities	1,042	2,774

Cash flows from financing activities:
Dividends on common stock	(1,273)	(1,273)

Cash flows from financing activities	(1,273)	(1,273)

Net increase (decrease) in cash and cash equivalents	(231)	1,501
Cash and cash equivalents at the beginning of period	1,501	—

Cash and cash equivalents at the end of period	$1,270	$1,501

See Notes to Condensed Financial Information of Registrant

National Western Life Group, Inc.
Schedule II
Notes to the Condensed Financial Information of Registrant
(Parent Company Only)

1.    Basis of Presentation

The accompanying condensed financial statements of the Parent Company Only should be read in conjunction with the consolidated financial statements and notes thereto of National Western Life Group, Inc ("NWLGI").

As discussed in Note 1(A) Principles of Consolidation of the consolidated financial statements, on October 1, 2015, National Western Life Insurance Company ("National Western" or "NWLIC") completed its previously announced holding company reorganization and became a wholly owned subsidiary of NWLGI. As a result of the reorganization, NWLGI replaced National Western as the publicly held company. Also in 2015, the Board of Directors of National Western declared a $15.5 million property dividend of its wholly owned subsidiaries, NWL Investments, Inc., NWL Services, Inc., and Regent Care San Marcos Holdings, LLC., which were transferred to NWLGI on December 18, 2015.

In the Parent Company Only condensed financial statements, NWLGI's investments in subsidiaries are stated at cost plus equity in undistributed income (losses) of subsidiaries since the date of acquisition. The subsidiary information presented is eliminated in the consolidated financial statements. NWLGI and its subsidiaries pay service fees to NWLIC which are included in expenses and equity earnings. These service fees are also eliminated in the consolidated financial statements.

2. Dividend Payments

In the years ended December 31, 2016 and 2015, dividends of $3.0 million and $3.5 million were declared and paid by NWLIC to NWLGI, respectively. These are in addition to the property dividends noted above. These dividend payments are eliminated in the consolidated financial statements.